August 16, 2017

[Via EDGAR]

Karl Hiller
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE 100
Washington, DC 20549

Re:    Noble Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 14, 2017
File No. 001-07964

Dear Mr. Hiller:

On August 10, 2017 the Staff of the Securities and Exchange Commission (the Staff) issued a comment letter to Noble Energy, Inc. (the Company, we, or us) regarding the Company’s Form 10-K (Form 10-K) for the fiscal year ended December 31, 2016.

The Staff’s comments and the Company’s responses thereto are as follows:
Form 10-K for the Fiscal Year ended December 31, 2016
Business and Properties, page 2
Proved Undeveloped Reserves (PUDs), page 20

1.
The disclosure provided as part of the discussion of “US PUD Locations” indicates there were approximately 81 MMBoe of proved undeveloped reserves associated with drilled but uncompleted (DUC) wells as of December 31, 2016. Please provide us with the net quantities of proved undeveloped reserves attributable to those wells as of December 31, 2016 which are not scheduled to be completed and the related reserves converted to developed status within five years of the initial disclosure as proved undeveloped reserves. To the extent that there are any such reserves, please tell us the specific circumstances that justify a time longer than five years.

Response:
We acknowledge the Staff's comment and confirm that as of December 31, 2016, our long range plan provides for the development of our proved undeveloped reserves, including the 81 MMBoe of proved undeveloped reserves associated with drilled but uncompleted wells, within five years of their initial respective disclosure.
We respectfully note our disclosure on page 20 of our Form 10-K which states, “Based on our current inventory of identified horizontal well locations and our anticipated rate of drilling and completion activity, we expect our US PUDs recorded as of December 31, 2016 to be converted to proved developed reserves within five years of initial disclosure.”

Thank you for providing us with the opportunity to respond to this comment. Should you have any questions or wish to discuss our response further, please feel free to contact me, at (281) 872-3100.
Sincerely,

/s/ Kenneth M. Fisher
Kenneth M. Fisher
Executive Vice President
and Chief Financial Officer